      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1995

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                                 MARK VII, INC.
             (Exact name of Registrant as specified in its charter)

            MISSOURI                                     43-1074964
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                     Identification No.)

                10100 N.W. EXECUTIVE HILLS BOULEVARD, SUITE 200
                          KANSAS CITY, MISSOURI 64153
                                 (816) 891-0500
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 --------------

                                J. MICHAEL HEAD
                            EXECUTIVE VICE PRESIDENT
                                 MARK VII, INC.
                10100 N.W. EXECUTIVE HILLS BOULEVARD, SUITE 200
                          KANSAS CITY, MISSOURI 64153
                                 (816) 891-0500
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 --------------

                                   COPIES TO:

        Randall B. Sunberg, Esq.                  Richard C. Tilghman, Jr., Esq.
       Shook, Hardy & Bacon P.C.                      Piper & Marbury L.L.P.
         One Kansas City Place            and        36 South Charles Street
            1200 Main Street                        Baltimore, Maryland 21201
    Kansas City, Missouri 64105-2118

                                 --------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                                 --------------

                        CALCULATION OF REGISTRATION FEE

                                                         PROPOSED MAXIMUM       PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF            AMOUNT TO          OFFERING PRICE            AGGREGATE            AMOUNT OF
   SECURITIES TO BE REGISTERED     BE REGISTERED (1)       PER SHARE (2)       OFFERING PRICE (2)     REGISTRATION FEE
Common Stock, par value $.10 per
 share...........................   1,269,613 shares          $17.125            $21,742,122.63          $7,497.28

(1) Includes 115,419 shares of Common Stock issuable upon exercise of the Underwriter's over-allotment option.
(2) Estimated pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low prices of the Common Stock as reported by the Nasdaq National Market on May 3, 1995 solely for the purpose of calculating the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                                     MAY 8, 1995

                                1,154,194 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                   ---------

    All of the 1,154,194 shares of Common Stock of Mark VII, Inc. (the "Company") offered hereby are being sold by the Company's principal shareholder and certain related persons (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. The Common Stock is quoted on the Nasdaq National Market under the symbol "MVII." On May 5, 1995, the last sale price of the Common Stock as reported on the Nasdaq National Market was $16 7/8 per share. See "Price Range of Common Stock and Dividend Policy."

                                 --------------

    SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                PRICE        UNDERWRITING      PROCEEDS TO
                                                 TO          DISCOUNTS AND       SELLING
                                               PUBLIC       COMMISSIONS(1)   SHAREHOLDERS(1)
Per Share................................         $                $                $
Total(2).................................         $                $                $

(1) Before deducting offering expenses payable by the Selling Shareholders estimated at $250,000.

(2) The Selling Shareholders have granted the Underwriter a 30-day option to purchase up to 115,419 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriter will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Shareholders
     will be $       , $       and $       , respectively. See "Underwriting."

                                 --------------

    The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by it, and subject to the right of the Underwriter to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex.
Brown & Sons Incorporated, Baltimore, Maryland, on or about             , 1995.

                               ALEX. BROWN & SONS
                                  INCORPORATED

               THE DATE OF THIS PROSPECTUS IS             , 1995

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933 (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company. Any statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 0-14810) pursuant to the Exchange Act are incorporated in and made a part of this Prospectus by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1994; (ii) Quarterly Report on Form 10-Q for the period ended April 1, 1995; and (iii) the description of the Common Stock set forth in the Company's Registration Statement on Form 8-A, as amended, filed with the Commission on July 23, 1986.

    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to the Company at 5310 St. Joseph Avenue, St. Joseph, Missouri 64505 (telephone number
(816) 233-3158), Attention: Secretary.

                                 --------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER AND CERTAIN SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE INFORMATION SET FORTH UNDER THE HEADING "INVESTMENT CONSIDERATIONS." UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    Mark VII, Inc. (the "Company") is a sales, marketing and service organization that acts as a provider of transportation services and more recently also as a transportation logistics manager. As a provider of transportation services, the Company arranges domestic and international "door-to-door" transportation using a number of transportation modes, including rail, truck, ship and air. As a logistics manager, the Company provides its customers with value-added elements of the distribution chain, such as private fleet management, warehousing, dedicated trucking and regional and local distribution. Since 1992, the Company has experienced compounded annual growth in operating revenues and income from continuing operations of approximately 27% and 43%, respectively.

    The Company has established a network of skilled transportation sales personnel and logistics managers at its headquarters and 90 branch sales offices in 34 states. The majority of the Company's sales offices are operated by independent commission agents who are responsible for client relationships, office expenses and billing. The Company supports its agency offices by providing expertise in multiple transportation modes, rate negotiation and logistics design, as well as administrative and credit services.

    The Mark VII network acts as a link between shippers and carriers. Shippers use transportation services companies to either complement or substitute for in-house transportation departments. The Company complements in-house shipping departments by providing expertise in multiple modes of transportation, providing access to additional transportation equipment, negotiating transportation rates and increasing the productivity of in-house personnel. The Company provides shippers with an opportunity to outsource all or part of the transportation function, thereby allowing them to devote assets and personnel to their primary business. The Company's services are also utilized by transportation carriers to supplement their in-house sales departments and to improve equipment utilization. The Company maintains close relationships with major railroads, trucklines, shipping lines and air freight carriers.

    As a knowledge driven logistics company, the Company intends to own and operate transportation assets only when essential to providing customer service and likely to provide adequate financial returns. Consistent with this strategy, in June 1994, the Company entered into an agreement for the sale of substantially all of the assets of its former truckload subsidiary, MNX Carriers, Inc. ("Carriers"), which was completed in October 1994 (the "Asset Sale"). In October 1994, the Company downsized TemStar, Inc. ("TemStar"), its refrigerated trailer subsidiary.

    Roger M. Crouch, the principal Selling Shareholder, was the founder of Carriers. He discontinued his involvement in the day-to-day management of the Company following the Asset Sale, although he remains available to serve the Company on an as-requested basis pursuant to an existing employment agreement and remains subject to a non-compete agreement. Mr. Crouch intends to resign as a director of the Company upon completion of this offering.

    The Company was organized as a Missouri corporation in 1976. The Company's corporate offices are located at 10100 N.W. Executive Hills Boulevard, Suite 200, Kansas City, Missouri 64153, and its telephone number is (816) 891-0500. Unless the context requires otherwise, all references to the Company include the Company and its wholly owned subsidiaries, including its transportation services subsidiary, Mark VII Transportation Company, Inc. ("Mark VII").

                                  THE OFFERING

Common Stock offered by the Selling Shareholders........  1,154,194 shares
Common Stock outstanding before and after offering......  4,834,936 shares(1)
Nasdaq National Market Symbol...........................  MVII

- --------------
(1) Excludes 1,232,349 shares reserved for issuance under the Company's stock option plans (of which options to purchase 632,349 shares are outstanding, with a weighted average exercise price of $10.50 per share).

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                 FISCAL YEAR(1)                        THREE MONTHS(2)
                                              -----------------------------------------------------  --------------------
                                               1990(3)     1991       1992       1993       1994       1994       1995
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF INCOME DATA:
  Operating revenues........................  $ 103,806  $ 195,246  $ 264,881  $ 341,532  $ 428,772  $  93,096  $ 105,456
  Transportation costs......................     93,229    171,196    230,100    296,656    370,232     80,949     89,791
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net revenues..............................     10,577     24,050     34,781     44,876     58,540     12,147     15,665
  Operating income (loss)...................        (57)     1,257      3,645      4,457      6,847        925      1,441
  Income (loss) from continuing operations
   before income taxes......................       (700)       655      3,035      4,199      6,267        817      1,336
  Income (loss) from continuing
   operations...............................       (420)       393      1,791      2,490      3,667        462        780
  Fully diluted earnings (loss) per share
   from continuing operations...............  $    (.09) $     .08  $     .38  $     .51  $     .75  $     .09  $     .16
  Average fully diluted common shares and
   equivalents outstanding..................      4,720      4,802      4,759      4,918      4,901      4,977      4,978

OPERATING DATA:
  Total loads...............................     84,000    151,000    202,000    276,000    368,000     78,000     93,000
  As of the end of the period:
    Branch sales offices -- Company.........         13         13         16         18         19         19         17
                     -- Agency..............         26         35         60         75         74         73         73
    Employees...............................         95        163        175        282        405        321        360

BALANCE SHEET DATA:                                                                                  APRIL 1, 1995
                                                                                                     -------------
  Working capital..................................................................................    $  13,689
  Total assets.....................................................................................       67,693
  Total debt.......................................................................................       11,465
  Shareholders' investment.........................................................................       24,528

- ------------------
(1) The Company's fiscal year ends on the Saturday nearest December 31. Fiscal years 1990, 1991, 1993 and 1994 included 52 weeks and fiscal year 1992 included 53 weeks.
(2) The Company's fiscal first quarters for the years 1994 and 1995 ended on April 2 and April 1, respectively.
(3) The Company acquired Mark VII on July 2, 1989. Mark VII was a start-up operation and incurred operating losses in early 1990 before achieving a profitable level of operations in late 1990.

                           INVESTMENT CONSIDERATIONS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY:

POSSIBLE EFFECT OF ECONOMIC DEVELOPMENTS

    Interest rate fluctuations, economic recession, customers' business cycles, availability of qualified drivers, changes in fuel prices and supply, increases in fuel or energy taxes and the transportation costs of third party carriers are economic factors over which the Company has little or no control. Increased operating expenses incurred by transportation carriers can be expected to result in higher transportation costs, and the Company's operating margins would be adversely affected if it were unable to pass through to its customers the full amount of increased transportation costs. Economic recession or a downturn in customers' business cycles, particularly in industries in which the Company has a large number of customers, also could have a materially adverse effect on the Company's operating results due to reduced volume of loads.

DEPENDENCE ON EQUIPMENT AND SERVICES AVAILABILITY

    The Company is dependent in part on the availability of transportation equipment, including trailers and containers, and services, including drivers and rail service, provided by independent third parties. If the Company were unable to secure sufficient transportation equipment or services to meet its customers' needs, its results of operations could be materially adversely affected. See "The Company -- Transportation Modes."

RELIANCE ON AGENTS

    The Company relies upon the services of independent commission agents to market its transportation services and to act as intermediaries with customers. Although the Company believes its relationship with its agents is satisfactory, there can be no assurance that the Company will continue to be successful in retaining its agents or that agents who terminate their contracts can be replaced by equally qualified persons. In addition, the Company relies heavily on the efforts and abilities of R.C. Matney, its Chairman of the Board, President and Chief Executive Officer, to attract and retain agents. Because the agents often have the primary relationship with customers, some customers could be expected to terminate their relationship with the Company were a particular agent to terminate his or her relationship with the Company. See "The Company -- Agency Network and Operations."

STATUS OF AGENTS AND FLEET CONTRACTORS

    Although management believes that the Company's independent commission agents and fleet contractors are not employees of the Company under existing interpretations of federal and state tax laws, there can be no assurance that tax authorities will not successfully challenge this position, or that such interpretations or tax laws will not change. If the agents and fleet contractors were determined to be employees, such determination would materially increase the Company's operating expenses, primarily employment taxes, workers' compensation and health insurance. See "The Company -- Agency Network and Operations."

COMPETITION

    The transportation services industry is highly competitive. The Company competes against other integrated logistics companies, as well as third party brokers and carriers offering logistics services. The Company also competes against carriers' internal sales forces and shippers' transportation departments. This competition is based primarily on freight rates, quality of service, reliability, transit times and scope of operations. Several other logistics companies and third party brokers and numerous carriers have substantially greater financial and other resources and are more established than the Company. The Company also competes with third party brokers for the services of independent commission agents and with trucklines for the services of fleet contractors and drivers. See "The Company -- Competition."

IMPORTANCE OF CERTAIN CUSTOMERS

    During 1994, the Company's ten and five largest customers accounted for approximately 26% and 19%, respectively, of operating revenues. The loss of one or more large customers could have a materially adverse effect on the Company's operating results.

GOVERNMENT REGULATION

    Mark VII is licensed by the Interstate Commerce Commission (the "ICC") as a broker in arranging for the transportation, by motor vehicle, of general commodities between points in the United States. The ICC prescribes qualifications for acting in this capacity, including certain surety bonding requirements. In its ocean freight forwarding business, Mark VII is licensed as an ocean freight forwarder and as a non-vessel operating common carrier by the Federal Maritime Commission. Mark VII's air freight forwarding business is subject to regulation, as an indirect air cargo carrier, under the Federal Aviation Act by the Department of Transportation (the "DOT"). Mark VII also is subject to certain foreign regulations. Several of the Company's other subsidiaries are common and contract motor carriers regulated by the ICC and various state agencies. The Company's motor carrier operations are subject to safety regulations of the DOT related to such matters as hours of service by drivers, equipment inspection and equipment maintenance. Violation of these regulations could increase claims liability, including for uninsured punitive damages. Violations also could subject the Company to fines or, in the event of a serious violation, suspension or revocation of operating authority. All of these regulatory authorities have broad powers, generally governing activities such as authority to engage in motor carrier operations, rates and charges, and certain mergers, consolidations and acquisitions. Although compliance with these regulations has not had a materially adverse effect on the Company's operations or financial condition in the past, there can be no assurance that such regulations or changes thereto will not adversely impact the Company's operations in the future.

SEASONALITY

    In the transportation industry generally, results of operations show a seasonal pattern, as customers reduce shipments during and after the winter holiday season. In recent years, the Company's operating income and earnings have been higher in the second and third quarters than in the first and fourth quarters.

DEPENDENCE ON KEY PERSONNEL

    The Company is highly dependent upon the efforts and abilities of Mr. Matney. Although the Company believes that it has developed an experienced and talented management team, the loss of Mr. Matney could have a materially adverse effect on the Company. The Company has a long-term employment contract with Mr. Matney and maintains key man life insurance with respect to Mr. Matney in the face amount of $3 million. See "Management."

POSSIBLE FLUCTUATIONS IN STOCK PRICE

    The market price of the Common Stock could be subject to significant fluctuations in response to variations in the Company's quarterly operating results, general trends in the transportation industry, general market and economic conditions and other factors, many of which are beyond the control of the Company.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is quoted on the Nasdaq National Market under the symbol "MVII." The following table sets forth the high and low sales prices per share of the Common Stock as reported on the Nasdaq National Market for the fiscal periods indicated:

                                                                                                     HIGH          LOW
                                                                                                  -----------  -----------
1993:
  First Quarter.................................................................................  $       81/4 $       53/4
  Second Quarter................................................................................          87/8         53/4
  Third Quarter.................................................................................         111/4         83/4
  Fourth Quarter................................................................................         131/8         91/2
1994:
  First Quarter.................................................................................  $      151/4 $      115/8
  Second Quarter................................................................................         147/8        117/8
  Third Quarter.................................................................................         14            91/8
  Fourth Quarter................................................................................         115/8         91/4
1995:
  First Quarter.................................................................................  $      181/2 $      111/8
  Second Quarter (through May 5, 1995)..........................................................         177/8        161/2

    On May 5, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $16 7/8 per share. As of March 15, 1995 there were 264 shareholders of record, representing approximately 1,500 beneficial holders of the Common Stock.

    The Company has never paid a cash dividend on the Common Stock. It is the intention of the Board of Directors to continue to retain earnings to finance the growth of the Company's business rather than to pay cash dividends. Future payments of cash dividends will depend upon the financial condition, results of operations and capital commitments of the Company, as well as other factors deemed relevant by the Board of Directors. The Company and its subsidiaries are currently subject to the terms of a line of credit that requires approval of the lender before paying dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  THE COMPANY

INDUSTRY OVERVIEW

    According to the most recently available industry data, domestic transportation is an approximately $390 billion a year industry. Approximately $312 billion, or 80%, is generated by the trucking industry, $190 billion of which is generated by non-local trucking, and $31 billion, or 8%, by rail. The largest segment of the non-local trucking industry is comprised of private fleets owned and operated by the shipper, a $100 billion segment. This segment has been gradually shrinking since 1980 as truckload carriers have become more service oriented in a deregulated environment. The shippers' focus on profitability has driven a trend toward outsourcing the ownership and management of private fleets. The next largest segment, for-hire truckload, is a $53 billion segment, over half of which is comprised of specialized niches such as household goods, temperature-controlled, flats and tanks. Truckload carriers have traditionally focused on providing services within only one of these niches, with few dominating any particular niche or operating equipment in multiple niches.

    The majority of the rail industry consists of traditional equipment, such as boxcar and hopper, utilized in single mode service. A significant portion of rail is characterized as intermodal business, where rail service is augmented by other modes of transportation, usually truckline, for parts of the shipment's journey. Intermodal service utilizes trailer-on-flat car, container-on-flat car and double stack container for the rail portion of the journey. Railroads have traditionally marketed their own services. However, in the intermodal segment, railroads have relied almost exclusively on third party sales agents, primarily due to the need to arrange other transportation modes on either end of the rail journey. In recent years, railroads have imposed volume minimums and higher credit standards on third party brokerage firms that wish to arrange intermodal transportation, thus creating growth opportunities for larger transportation services companies and contributing to further consolidation. The Company is one of a few large transportation services companies, with the majority of the market consisting of small brokers.

    Historically, most transportation services have been provided by brokers with capabilities in only one or a very limited number of modes. Mark VII has differentiated itself by providing traditional transportation services in virtually every mode, as well as by combining these services with logistics services, including private fleet management, warehousing, dedicated trucking and regional and local distribution. Mark VII's logistics managers have the ability to utilize a portfolio of transportation products and design optimal transportation solutions for shippers. Mark VII's competitive advantage results from the experience and knowledge of its logistics managers and in the market information it possesses from its diverse revenue base.

    Shippers increasingly use computer technology to control inventory carrying costs and improve customer service by decreasing shipping time through "just-in-time" delivery systems. The complex distribution systems that result require not only selection of the proper mode to transport freight, but management in a way that minimizes overall logistics costs. At the same time, in an effort to reduce overhead costs and introduce the expertise necessary to manage their distribution systems, many shippers have sought to downsize their transportation departments by outsourcing all or a portion of the traffic function, particularly private fleet management.

GENERAL

    The Company is a sales, marketing and service organization that acts as a provider of transportation services and more recently also as a transportation logistics manager. As a provider of transportation services, the Company arranges domestic and international "door-to-door" transportation using a number of different transportation modes, including rail, truck, ship and air. As a logistics manager, the Company provides its customers with value-added elements of the distribution chain, such as private fleet management, warehousing, dedicated trucking and regional and local distribution.

    The Company has established a network of skilled transportation sales personnel and logistics managers at its operating headquarters in Memphis, Tennessee and 90 branch sales offices in 34 states. Most of the Company's sales offices are operated by independent commission agents responsible for client relationships, office expenses and billing. The Company supports its agency offices by providing expertise in multiple transportation modes, rate negotiation and logistics design, as well as administrative and credit services.

    The Mark VII network of agents acts as a link between shippers and carriers. Shippers use transportation services companies to either complement or substitute for in-house transportation departments. The Company augments in-house shipping departments by providing expertise in multiple modes of transportation, providing access to additional transportation equipment, negotiating transportation rates and increasing the productivity of in-house personnel. The Company provides shippers with an opportunity to outsource all or part of the transportation function, thereby allowing them to devote assets and personnel to their primary business. The Company's services are also utilized by transportation carriers to supplement their in-house sales departments and to improve equipment utilization. The Company maintains close relationships with major railroads, trucklines, shipping lines and air freight carriers.

STRATEGY

    The Company's mission is to solve customers' transportation problems, not just sell individual transportation products. The Company's business strategy includes the following principal elements:

        EXPERTISE IN MULTIPLE MODES OF TRANSPORTATION. Mark VII provides a network of logistics professionals with expertise in virtually every mode of transportation, allowing a shipper to work with a single source for all of its shipping requirements. These professionals arrange the mode of service which best fits each customer's unique time, rate and reliability specifications. These specifications may involve the use of a simple commodity service or a complex system design. Mark VII also provides carriers access to freight that might not otherwise be available to them. Mark VII's broad expertise and substantial customer base allow the Company to negotiate effectively with both shippers and carriers.

        EXPERTISE IN LOGISTICS SERVICES. While Mark VII has traditionally offered services involving different modes of transportation, it also offers logistics services in response to customers' trends towards outsourcing their transportation needs. Management believes that Mark VII's expertise in logistics services gives the Company a competitive advantage, in attracting new and repeat business, over traditional freight brokers and companies offering a single mode of transportation.

        LIMITED OWNERSHIP OF TRANSPORTATION EQUIPMENT. Mark VII intends to own and operate transportation assets only when essential to providing customer service and likely to provide adequate financial returns. The Company believes that this strategy requires less capital for growth than a more intensive asset ownership operation and evidences Mark VII's dedication to seek the mode of transportation most advantageous to the customer, rather than seeking to improve utilization of owned equipment.

        EXPANSION  OF  THE MARK  VII  NETWORK.   The  Company has  established a
    nationwide network of employee and agent sales personnel and employee logistics managers. The Company has linked a network of individuals who have expertise in various modes of transportation to create a full service organization. To attract additional sales personnel and retain existing personnel, Mark VII provides its employees and agents with quality support services through product line management and purchasing power with carriers. The Company believes that it will continue to be able to attract qualified agents due to its size and the scope of the services it provides.

        FOCUS ON QUALITY. The Company believes that providing quality service has been a critical factor in its past success. Accuracy and completeness of documentation, on-time delivery and availability of logistics information are important measures of the quality of Mark VII's service. Mark VII has received DISTRIBUTION MAGAZINE'S "Quest for Quality" award for 1992, 1993 and 1994.

        EXPANSION OF SERVICES TO EXISTING CUSTOMERS. The Company believes that its customers represent a receptive market for additional transportation and logistics services.

SERVICES PROVIDED

    The Company's services can be broadly classified into the following categories:

        TRANSACTION-BASED SERVICES. "Transaction-based" services are identified with the traditional freight brokerage business where a shipper calls a transportation services company to arrange for service on a load-by-load basis. The transportation services company then assumes responsibility for the transportation carrier to perform in accordance with the shipper's specifications. Traditionally, a shipper calls a transportation services company when it cannot find needed transportation equipment. Similarly, a carrier may call a transportation services company when it needs freight to transport. The transportation services company arranges a match and adds a fee to the carrier's rate.

        LOGISTICS MANAGEMENT-BASED SERVICES. "Logistics management-based" services include both process-based and information/knowledge-based services. Process-based services involve Mark VII taking responsibility for all transactions of a particular type for a shipper or carrier. The Company's expertise in intermodal and truck brokerage has led shippers and carriers to request Mark VII to regularly arrange loads for a pre-arranged fee. Both shippers and carriers avail themselves of this service, often realizing financial savings due to Mark VII's volume discounts and information base and its ability to arrange loads more efficiently. Mark VII can help trucklines maintain competitive positions, including providing them the ability to supplement their sales and marketing efforts without incremental fixed costs. Process-based services generally are a result of the full or partial outsourcing of internal traffic department functions. For example, Mark VII currently coordinates the time-sensitive raw potato delivery for a number of processing plants of a major potato chip manufacturer. Other examples of logistics management based services currently being executed by Mark VII are the procurement of truck and rail services for a substantial portion of a shipper's loads from a particular location, procurement of backhaul loads for private fleets, freight consolidation and forwarding for a customer with complex logistical needs, utilization management of an equipment owner's fleet and operation of small dedicated fleets to service several logistics customers.

        Information/knowledge-based services involve management and consultation on any and all aspects of transportation for a shipper or carrier, including dedicated fleet, warehousing and risk management. Mark VII utilizes its sales network to design transportation and distribution programs for customers with complex logistical needs. For example, ERX Logistics, a joint venture between the Company and a warehousing firm, provides a major household appliance manufacturer with warehousing and time-sensitive delivery of its appliances to its dealers and building contractor customers. As part of its private fleet management services, the Company offers risk management and single source leasing. The risk management group provides consultation services, driver recruiting, safety program design, regulatory compliance and claims handling. These services are being marketed by the Company to transportation companies and may be used separately or combined with the overall logistics management function. Under the Company's single source leasing program, the Company will arrange the lease of a fully licensed and insured tractor, trailer and driver on behalf of the fleet operator.

TRANSPORTATION MODES

    Transportation modes used in the Company's services have been organized into product lines. Each product line has one or more managers to provide marketing and operational support to the Company's network of sales and logistics professionals.

    INTERMODAL SERVICES. Intermodal services involves the Company's arranging for the pick up and delivery of shipments by trucklines, and the shipments' transport by railroads, in a coordinated manner. Related services may include load stabilization, transfer of loads from one container to another and arranging for customs brokerage.

    TRUCK BROKERAGE. Truck brokerage often involves daily negotiating and spot pricing, as compared to longer-term pricing with railroads. In addition, trucklines actively solicit loads from Mark VII's sales offices. Although the Company owns or leases only a limited equipment base, it has access to over 400,000 truckload units provided by trucklines meeting the Company's safety and service criteria.

    NVOCC  BROKERAGE.   Ocean freight  brokerage involves  acting as  agents for
shippers and importers under non-vessel operating common carrier authority (NVOCC) to arrange for the services of ocean carriers.

    RAIL SERVICES. Rail services, separate from intermodal services, involve obtaining rail transport by boxcar or gondola for shippers' heavy or bulky freight.

    OTHER SERVICES. Other services, such as air freight forwarding, local truckload and heavy equipment transport, are important to Mark VII's strategy because they respond to a customer's total transportation needs and provide the Mark VII network of sales personnel and logistics managers a complete range of services to sell.

AGENCY NETWORK AND OPERATIONS

    Mark VII's operations are decentralized and are conducted primarily in branch offices. Of the 90 branch offices, 17 are operated by Mark VII and 73 are operated under agency agreements, for a total of 249 agent sales personnel. Contracts with agents have a duration of ten years and are terminable by either party on each anniversary of the agreement by giving 30 days' notice. Although the Company's contracts with its agents are non-exclusive, the Company's agents generally do not provide services on behalf of other transportation services companies. Agency offices operate as independent businesses, responsible for all costs associated with sales, operations, billing and any related overhead for these items and are compensated by a percentage of fees associated with transportation arranged. Each of the 73 agency branches is responsible for obtaining its own office facilities. Offices operated by Company employees, rather than agents, are structured as stand-alone business units. Most sales offices have one to three operations people, who are responsible for controlling all aspects of executing the load, including (i) taking the order from the customer, (ii) arranging for carriers' services, (iii) monitoring progress of the load and reporting back to the customer and (iv) billing the customer on the Company's invoice forms. After billing, the Company's credit and collections department assumes responsibility for collections, through its central corporate lockbox arrangement. To foster the growth of its agency network, the Company provides new agents with advances to cover start-up and initial operating costs, which advances are repaid generally over 24 months.

    Typically, an employee or agent sales person identifies a potential customer and determines its transportation requirements. The sales person then prepares a rate proposal from pricing data negotiated by the Company with representatives of the carriers and the providers of other services that may be required. Before any rate proposal is presented to a customer, credit approval must be obtained from the Company's corporate credit department. Upon customer acceptance of a rate proposal, the operations unit in the sales office assumes responsibility for executing individual load orders for that customer.

    The Company provides administrative support, such as computer systems support, sales support, credit services, collection services and accounts payable services, to its branch office operations. Specialty operations such as risk management, design and management of dedicated trucking operations and truck brokerage are available to support the logistics management services operations. The Company utilizes a Data General model MV9600 computer and customized software which integrates load tracking, customer records and billing, accounts payable and general accounting. This system can also access the computer systems of railroads to maintain up-to-date information on all loads. The Company also utilizes its electronic data interchange capabilities with a number of carriers and shippers so that customers may follow the movement of their shipments and receive electronic billing.

    As additional equipment support for the Company's dedicated trucking services to logistics customers, the Company manages 17 owned tractors, 89 tractors owned by fleet contractors, 34 tractors leased on a month-to-month basis, 79 tractors leased with annual cancellation provisions and approximately

400 owned or leased trailers. The Company also leases 154 and owns 102  domestic
containers    which   are   used   in    intermodal   service   and   owns   213
temperature-controlled trailers used primarily in intermodal service.

COMPETITION

    The transportation services industry is highly competitive. The Company competes against other integrated logistics companies, as well as transportation services companies. The Company also competes against carriers' internal sales forces and shippers' transportation departments. This competition is based primarily on freight rates, quality of service (such as damage free shipments, on-time delivery and consistent transit times), reliable pickup and delivery and scope of operations. Other logistics companies and transportation services companies and numerous carriers have substantially greater financial and other resources than the Company. The Company also competes with transportation services companies for the services of independent commission agents, and with trucklines for the services of independent contractors and drivers.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

    The following selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 1994 are derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The following selected consolidated financial data for the three month periods ended April 2, 1994 and April 1, 1995 are derived from the Company's unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Interim results are not necessarily indicative of results for the full year. The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated by reference into this Prospectus.

                                                                FISCAL YEAR(1)                        THREE MONTHS(2)
                                             -----------------------------------------------------  --------------------
                                              1990(3)     1991       1992       1993       1994       1994       1995
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF INCOME DATA:
  Operating revenues.......................  $ 103,806  $ 195,246  $ 264,881  $ 341,532  $ 428,772  $  93,096  $ 105,456
  Transportation costs.....................     93,229    171,196    230,100    296,656    370,232     80,949     89,791
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net revenues.............................     10,577     24,050     34,781     44,876     58,540     12,147     15,665
  Operating expenses:
    Salaries and related costs.............      4,217      6,775      8,820     10,946     13,926      3,122      3,903
    Selling, general and administrative....      6,081     14,639     19,881     25,652     32,493      7,053      8,730
    Equipment rents........................         --        934      1,874      2,850      4,006        778      1,330
    Depreciation and amortization..........        336        445        561        971      1,268        269        261
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total operating expenses.............  $  10,634  $  22,793  $  31,136  $  40,419  $  51,693  $  11,222  $  14,224
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating income (loss)..................        (57)     1,257      3,645      4,457      6,847        925      1,441
  Interest and other expense, net..........        643        602        610        258        580        108        105
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from continuing operations
   before income taxes.....................       (700)       655      3,035      4,199      6,267        817      1,336
  Provision for (benefit from) income
   taxes...................................       (280)       262      1,244      1,709      2,600        355        556
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from continuing
   operations..............................       (420)       393      1,791      2,490      3,667        462        780
  Income (loss) from and on discontinued
   operations(4)...........................        640      1,268     (2,427)   (13,754)    (1,286)        --         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)........................  $     220  $   1,661  $    (636) $ (11,264) $   2,381  $     462  $     780
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Fully diluted earnings (loss) per share:
    Income (loss) from continuing
     operations............................  $    (.09) $     .08  $     .38  $     .51  $     .75  $     .09  $     .16
    Income (loss) from and on discontinued
     operations(4).........................        .14        .27       (.51)     (2.80)      (.26)        --         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss)......................  $     .05  $     .35  $    (.13) $   (2.29) $     .49  $     .09  $     .16
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Average fully diluted common shares and
     equivalents outstanding...............      4,720      4,802      4,759      4,918      4,901      4,977      4,978
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital of continuing
   operations..............................  $   3,466  $   2,286  $   5,457  $   6,770  $  14,928  $   7,871  $  13,689
  Total assets of continuing operations....     16,975     24,775     37,479     53,585     73,726     58,342     67,693
  Total debt of continuing operations......         --      4,207      5,940     11,337     10,787     12,836     11,465
  Shareholders' investment.................     31,007     32,696     32,230     21,047     23,473     21,508     24,528
OPERATING DATA:
  Total loads..............................     84,000    151,000    202,000    276,000    368,000     78,000     93,000
  As of the end of the period:
    Branch sales offices -- Company........         13         13         16         18         19         19         17
                     -- Agency.............         26         35         60         75         74         73         73
    Employees..............................         95        163        175        282        405        321        360

- ------------------
(1) The Company's fiscal year ends on the Saturday nearest December 31. Fiscal years 1990, 1991, 1993 and 1994 included 52 weeks and fiscal year 1992 included 53 weeks.
(2) The Company's fiscal first quarter for the years 1994 and 1995 ended on April 2 and April 1, respectively.
(3) The Company acquired Mark VII on July 2, 1989. Mark VII was a start-up operation and incurred operating losses in early 1990 before achieving a profitable level of operations in late 1990.
(4) The historical operations of the Company's former truckload business have been classified as a discontinued operation.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The Selected Consolidated Financial and Operating Data of the Company in this Prospectus sets forth certain information with respect to the Company's financial position and results of operations which should be read in conjunction with the following discussion and analysis. The following discussion and analysis does not include an analysis of the Company's former truckload operations, which were reported as discontinued operations beginning in December 1993 and substantially all of the assets of which were sold in connection with the Asset Sale.

RESULTS OF OPERATIONS

    The transportation services operation contracts with carriers for the transportation of freight by rail, truck, ocean or air for shippers. Operating revenues include the carriers' charges for carrying shipments plus commissions and fees. The carriers with whom the Company contracts provide transportation equipment, the charge for which is included in transportation costs. As a result, the primary operating cost in the transportation services operation is for purchased transportation. Net revenues include only the commissions and fees. Truck brokerage operations have higher average net revenues as a percentage of total revenues than intermodal operations; however, the amount of average net revenues per load is lower due to the relatively smaller size of shipments (measured in volume, weight or length of haul). Management expects truck brokerage operations to continue to be the fastest growing part of the Company's transportation services operations.

    Selling, general and administrative expenses include the percentage of the net revenues paid to agencies as consideration for providing sales and marketing, arranging for movement of loads, entering billing and accounts payable information on loads and maintaining customer relations, as well as other operating expenses. The logistics management and dedicated trucking operations incur a greater proportion of their costs in equipment rents, salaries and related costs, and selling, general and administrative costs than do the Company's transportation services operations. Lease payments for tractors, trailers and domestic containers are included in equipment rents.

    The following table sets forth the percentage relationship of the Company's revenue and expense items to operating revenues for the periods indicated:

                                                                       FISCAL YEAR            FISCAL FIRST QUARTER
                                                             -------------------------------  --------------------
                                                               1992       1993       1994       1994       1995
                                                             ---------  ---------  ---------  ---------  ---------
Operating revenues.........................................      100.0%     100.0%     100.0%     100.0%     100.0%
Transportation costs.......................................       86.9       86.9       86.3       87.0       85.1
                                                             ---------  ---------  ---------  ---------  ---------
Net revenues...............................................       13.1       13.1       13.7       13.0       14.9
Operating expenses:
  Salaries, wages and related costs........................        3.3        3.2        3.2        3.3        3.7
  Selling, general and administrative......................        7.5        7.5        7.6        7.6        8.3
  Equipment rents..........................................         .7         .8         .9         .8        1.3
  Depreciation and amortization............................         .2         .3         .3         .3         .2
                                                             ---------  ---------  ---------  ---------  ---------
  Total operating expenses.................................       11.7       11.8       12.0       12.0       13.5
                                                             ---------  ---------  ---------  ---------  ---------
Operating income...........................................        1.4        1.3        1.7        1.0        1.4
Interest and other expense, net............................         .3         .1         .2         .1         .1
                                                             ---------  ---------  ---------  ---------  ---------
Income from continuing operations before
 income taxes..............................................        1.1        1.2        1.5         .9        1.3
Provision for income taxes.................................         .4         .5         .6         .4         .6
                                                             ---------  ---------  ---------  ---------  ---------
Income from continuing operations..........................         .7%        .7%        .9%        .5%        .7%
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

FISCAL FIRST QUARTER 1995 COMPARED TO FISCAL FIRST QUARTER 1994

    OPERATING REVENUES. The increase in total operating revenues is summarized in the following table:

Increase (decrease) from:                                        QTR 1 1995
                                                                     VS.
                                                                 QTR 1 1994
                                                                -------------
                                                                     (IN
                                                                 THOUSANDS)
  Loads arranged..............................................    $   7,738
  Revenues per load arranged..................................         (585)
  Logistics management........................................        5,661
  Dedicated trucking..........................................        2,577
  Temperature-controlled......................................       (3,031)
                                                                -------------
  Total increase..............................................    $  12,360

    The 19% increase in the number of loads arranged resulted from the expansion of services to existing and new customers, an increase in the sales force and the increase in logistics management operations. The active sales force, including agents, was 192 as of the end of the first quarter of 1994 and 249 as of the end of the first quarter of 1995. Average revenues per load arranged decreased by 1% for the quarter from the corresponding period of 1994 as the greatest increase in business was generated in truck brokerage, which produces lower average revenues per load than intermodal operations. The Company has continued to increase its dedicated trucking and other logistics management operations, which had combined operating revenues of $14.4 million in the first quarter of 1994 compared to $22.6 million in the first quarter of 1995. The decrease in temperature-controlled revenues resulted from management's decision during the fourth quarter of 1994 to reduce TemStar's operations to service only a core group of customers.

    TRANSPORTATION COSTS. The increase in purchased transportation expense was the result of the following factors:

Increase (decrease) from:                                        QTR 1 1995
                                                                     VS.
                                                                 QTR 1 1994
                                                                -------------
                                                                     (IN
                                                                 THOUSANDS)
  Loads arranged..............................................    $   6,895
  Costs per load arranged.....................................       (2,081)
  Logistics management........................................        5,553
  Dedicated trucking..........................................          641
  Temperature-controlled......................................       (2,166)
                                                                -------------
  Total increase..............................................    $   8,842

    Average transportation costs per load decreased 3% due to increased volume incentives from carriers, the growth in truck brokerage operations (which have lower transportation costs per load than intermodal services) as a percentage of total transportation services and favorable rates on purchased transportation resulting from excess transportation equipment capacity.

    NET REVENUES. The increase in net revenues is summarized in the following table:

Increase (decrease) from:                                        QTR 1 1995
                                                                     VS.
                                                                 QTR 1 1994
                                                                -------------
                                                                     (IN
                                                                 THOUSANDS)
  Loads arranged..............................................    $     843
  Net revenues per load arranged..............................        1,496
  Logistics management........................................          108
  Dedicated trucking..........................................        1,935
  Temperature-controlled......................................         (864)
                                                                -------------
  Total increase..............................................    $   3,518

    The increase in net revenues of 29% for the quarter was principally the result of increased net revenues per load arranged, increased volume of loads arranged and increased dedicated trucking operations. Net revenues per load arranged increased from the first quarter of 1994 primarily due to the decrease in transportation costs per load discussed above. Net revenues from dedicated trucking operations increased substantially because a greater proportion of their operating costs are included in salaries, wages and related costs and selling, general and administrative expenses.

    SALARIES AND RELATED COSTS. The 25% increase in this expense for the first quarter of 1995 was a result of the following:

Increase (decrease) from:                                         QTR 1 1995
                                                                      VS.
                                                                  QTR 1 1994
                                                                ---------------
                                                                (IN THOUSANDS)
  Transportation services and administration..................     $     367
  Logistics management and dedicated trucking.................           684
  Temperature-controlled......................................          (270)
                                                                      ------
  Total increase..............................................     $     781

    The increase in salaries and wages was primarily due to the addition of driver wages for the Company's dedicated trucking operations, the increase in logistics management operations, salary increases to existing employees and the addition of administrative and operations personnel to handle continued growth in the number of loads arranged. This increase, as well as the increase in selling, general and administrative expenses discussed below, exceeds the percentage increase in operating revenues due to growth in the dedicated trucking and logistics management operations. In addition, these operations include new projects which have relatively higher fixed costs compared to operating revenues in their initial stages. While management expects logistics management and dedicated trucking to continue to grow and, consequently, these expenses to increase as a percentage of operating revenues, the impact on operating results should be offset by the increase in net revenues as a percentage of operating revenues.

    SELLING, GENERAL  AND  ADMINISTRATIVE  EXPENSES.    The  increase  in  these
expenses is summarized below:

Increase (decrease) from:                                        QTR 1 1995
                                                                     VS.
                                                                 QTR 1 1994
                                                                -------------
                                                                     (IN
                                                                 THOUSANDS)
  Transportation services and administration..................    $   1,631
  Logistics management and dedicated trucking.................          419
  Fuel, maintenance and other equipment costs for
   temperature-controlled.....................................         (372)
                                                                -------------
  Total increase..............................................    $   1,678

    Selling, general and administrative expenses increased 24% in the first quarter of 1995. Transportation services and administration increased primarily due to commissions paid to agency operating offices and the sales force, which are based on a percentage of net revenues. Logistics management and dedicated trucking operations also increased due to the addition of several large projects subsequent to the first quarter of 1994.

    EQUIPMENT RENTS. The 71% increase in this expense was due to the leasing of additional tractors and trailers for use in dedicated trucking as well as the leasing of additional intermodal containers.

    PROVISION FOR INCOME TAXES.   The Company's effective  tax rates were  43.5%
and 41.6% in the first quarter of 1994 and 1995, respectively.

    INCOME FROM CONTINUING OPERATIONS. Income from continuing operations increased from $461,611, or .5% of operating revenues, in the first quarter of 1994 to $779,712, or .7% of operating revenues, in the first quarter of 1995. Fully-diluted earnings per share increased by $0.07 from $0.09 in the first quarter of 1994 to $0.16 in the first quarter of 1995.

FISCAL YEARS 1993 COMPARED TO 1992 AND 1994 COMPARED TO 1993

    OPERATING   REVENUES.    The  increases  in  total  operating  revenues  are
summarized in the following table:

                                                         93 V. 92   94 V. 93
Increase (decrease) from:                                ---------  ---------
                                                            (IN THOUSANDS)
  Loads arranged.......................................  $  62,337  $  71,746
  Revenues per load arranged...........................    (13,754)   (20,561)
  Logistics management.................................     22,305     32,843
  Dedicated trucking...................................      9,320      8,735
  Temperature-controlled...............................     (3,557)    (5,523)
                                                         ---------  ---------
  Total increase.......................................  $  76,651  $  87,240

    The increases in numbers of loads of 37% and 33% in 1993 and 1994, respectively, were the result of substantial increases in the sales force, the increase in logistics management and dedicated trucking operations and the acquisition of certain air freight forwarding operations in late 1993. The active sales force at yearend, including agents, was 147 in 1992, 171 in 1993 and 226 in 1994. The increases in the sales force have enabled the Company to increase the volume shipped by adding new customers and expanding volumes shipped by existing customers. Average revenues per load arranged decreased by 5% and 6% for 1993 and 1994, respectively, as the greatest increase in volume was generated in truck brokerage and air freight forwarding, which produce lower average revenues per load than intermodal services. Additionally, the Company has continued to increase its logistics management and dedicated trucking operations through the addition of several large projects and the expansion of the volume in existing projects. Temperature-controlled revenues (formerly operated as TemStar) declined in 1994 compared to 1993 due to substantial reductions in the trailer fleet used in this operation from approximately 500 units in 1992 and 1993 to approximately 260 units at the end of 1994. In addition, these revenues declined in 1993 compared to 1992 in part as a result of the flooding in the midwest.

    TRANSPORTATION  COSTS.   The increases  in purchased  transportation expense
were the result of the following factors:

                                                         93 V. 92   94 V. 93
Increase (decrease) from:                                ---------  ---------
                                                            (IN THOUSANDS)
  Loads arranged.......................................  $  55,233  $  63,945
  Costs per load arranged..............................    (10,776)   (18,220)
  Logistics management.................................     18,935     27,971
  Dedicated trucking...................................      5,632      3,703
  Temperature-controlled...............................     (2,468)    (3,823)
                                                         ---------  ---------
  Total increase.......................................  $  66,556  $  73,576

    The 4% and 6% decreases in 1993 and 1994, respectively, in average costs per load arranged were the result of the growth in the truck brokerage and air freight forwarding businesses which have lower average transportation costs per load than intermodal services. Because the logistics management and dedicated trucking operations incur a greater proportion of their costs in equipment rents, salaries and related costs, and selling, general and administrative costs than do the Company's transportation services operations, the overall increases in transportation costs were substantially lower than the overall increases in operating revenues. Transportation costs for the temperature-controlled group declined in 1994 due to the reduction in this operation as discussed above and in 1993 in part as a result of reduced volumes of loads caused by the flooding in the midwest.

    NET REVENUES. The increases in net revenues are summarized in the following table:

                                                           93 V. 92   94 V. 93
Increase (decrease) from:                                  ---------  ---------
                                                              (IN THOUSANDS)
  Loads arranged.........................................  $   7,104  $   7,801
  Net revenues per load arranged.........................     (2,978)    (2,340)
  Logistics management...................................      3,370      4,872
  Dedicated trucking.....................................      3,688      5,032
  Temperature-controlled.................................     (1,089)    (1,701)
                                                           ---------  ---------
  Total increase.........................................  $  10,095  $  13,664

    The increases in net revenues of 29% and 30% in 1993 and 1994, respectively, were partially the result of increased volumes of loads arranged by the Company. The increases in the truck brokerage and air freight forwarding businesses as a percentage of total transportation services operations in 1993 and 1994 also contributed to this increase. Net revenues from dedicated trucking and logistics management increased substantially because a greater proportion of their operating costs are included in salaries, wages and related costs and selling, general and administrative expenses. Net revenues for the temperature-controlled group declined in 1994 due to the reduction in this operation discussed previously and in 1993 due to reduced volumes of loads moved as a result of the midwest floods.

    SALARIES  AND RELATED COSTS.   The 24% and 27%  increases in this expense in
1993 and 1994, respectively, were as follows:

                                                             93 V. 92   94 V. 93
Increase (decrease) from:                                    ---------  ---------
                                                                (IN THOUSANDS)
  Transportation services and administration...............  $    (832) $   1,079
  Logistics management and dedicated trucking..............      2,725      2,158
  Temperature-controlled...................................        233       (257)
                                                             ---------  ---------
  Total increase...........................................  $   2,126  $   2,980

    The increases of 21% and 35% in 1993 and 1994, respectively, in salaries and wages (excluding temperature-controlled) were due to the addition of driver wages for dedicated trucking operations, the increase in logistics management operations and the acquisition of certain air freight forwarding operations which utilize employees rather than agents, salary increases to existing employees and the addition of administrative and operations personnel to handle continued growth in the number of loads arranged. This increase, as well as the increase in selling, general and administrative expenses (excluding temperature-controlled) discussed below, exceeded the percentage increase in operating revenues (excluding temperature-controlled) due to growth in the dedicated trucking and logistics management operations. In addition, these operations include new projects which have relatively higher fixed costs compared to operating revenues in their initial stages. While management expects logistics management and dedicated trucking to continue to grow and, consequently, these expenses to increase as a percentage of operating revenues, the impact on operating results should be offset by the increase in net revenues as a percentage of operating revenues. Transportation services and administration decreased from 1992 to 1993 as Carriers' sales salaries, which were paid by Mark VII and charged to Carriers in 1992, were paid directly by Carriers in 1993 and 1994. Salaries and wages for temperature-controlled operations decreased in 1994 as TemStar's operations were absorbed in Mark VII's or terminated and increased in 1993 primarily as a result of an internal maintenance operation that was established in mid-1993 which reduced outside maintenance costs.

    SELLING,  GENERAL  AND  ADMINISTRATIVE  EXPENSES.   The  increases  in these
expenses are summarized below:

                                                             93 V. 92   94 V. 93
Increase (decrease) from:                                    ---------  ---------
                                                                (IN THOUSANDS)
  Transportation services and administration...............  $   3,826  $   2,217
  Logistics management and dedicated trucking..............      2,803      5,463
  Fuel, maintenance and other equipment costs for
   temperature-controlled..................................       (859)      (839)
                                                             ---------  ---------
  Total increase...........................................  $   5,770  $   6,841

    Selling, general and administrative expenses (excluding temperature-controlled) increased 43% and 30% in 1993 and 1994, respectively. Transportation services and administration increased primarily due to commissions paid to agency operating offices and the sales force, which are based on a percentage of net revenues. Administrative and operating costs related to the dedicated trucking and logistics management operations also increased substantially due to the addition of several large projects in 1993 and 1994, as discussed above. The decrease in costs for temperature-controlled in 1994 from 1993 was due in part to reduced volumes of loads discussed previously, as well as the use of the internal maintenance department to replace outside maintenance costs. The decrease in temperature-controlled costs in 1993 from 1992 was due in part to reduced volumes of loads caused by the flooding in the midwest.

    EQUIPMENT RENTS.   The 52% and  41% increases  in this expense  in 1993  and
1994, respectively, were due to the leasing of tractors and trailers for use in dedicated trucking operations and the leasing of 344 intermodal containers.

    DEPRECIATION AND AMORTIZATION. In 1993 and 1994, depreciation and amortization increased 73% and 31%, respectively, from the prior periods as the Company acquired 75 trailers and five tractors from Carriers and 100 intermodal containers at a cost of approximately $3.1 million in the second and third quarters, respectively, of 1994. Additionally, the Company increased its investment in computer equipment and furniture in connection with the expansion of operations. Also, in January and July 1994, TemStar acquired 328 trailers which had previously been leased.

    INTEREST AND OTHER EXPENSE, NET. Interest and other expenses increased 125% in 1994 from 1993 as a result of increased borrowings under the Company's line of credit and increases in short-term borrowing rates. Interest and other expenses decreased 58% in 1993 from 1992 as a result of Mark VII's intercompany borrowing position changing from a net borrower to a net lender to Carriers' subsidiaries, which more than offset increased borrowings under the lines of credit.

    PROVISION FOR INCOME TAXES. The Company's effective tax rates were 41.0%, 40.7% and 41.5% in 1992, 1993 and 1994, respectively.

    INCOME FROM CONTINUING OPERATIONS. Income from continuing operations increased by 47% to $3.7 million, or $.75 per share, in 1994, from $2.5 million, or $.51 per share, in 1993. Income from continuing operations increased by 39% in 1993 from 1992.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital needs have been met through bank lines of credit and cash flow from operations. Mark VII maintains a $20 million line of credit. This line bears interest at 1/2% over the bank's prime rate and expires in July 1997. The line is secured by accounts receivable and other assets of Mark VII and is guaranteed by the Company.

    At April 1, 1995, the available line of credit was $7.5 million and letters of credit totaling $3.2 million had been issued on Mark VII's behalf to secure insurance deductibles and purchases of operating services.

    The line of credit has no restrictions on intercompany advances among the Company's subsidiaries. Among other restrictions, the terms of the line of credit require that the Company earn $2 million in consolidated income from continuing operations annually, maintain consolidated tangible net worth of $19 million in 1995, $21 million in 1996 and $23 million thereafter and obtain approval of the lender before paying dividends.

    The Company remains contingently liable for certain potential claims which may arise in connection with its former truckload operations.

    At April 1, 1995, the Company had a ratio of current assets to current liabilities of approximately 1.33 to 1. Management believes that the Company will have sufficient cash flow from continuing operations and borrowing capacity to cover its operating needs and capital requirements for at least the next two years.

OTHER INFORMATION

    In the transportation industry generally, results of operations show a seasonal pattern, as customers reduce shipments during and after the winter holiday season. In recent years, the Company's operating income and earnings have been higher in the second and third quarters than in the first and fourth quarters.

                                   MANAGEMENT

    The directors and executive officers of the Company are:

                    NAME                           AGE                               POSITION
- ---------------------------------------------      ---      -----------------------------------------------------------
R. C. Matney.................................          57   Chairman of the Board, President and Chief Executive
                                                            Officer
J. Michael Head..............................          41   Executive Vice President, Chief Financial Officer,
                                                            Treasurer and Director
James T. Graves..............................          60   Vice Chairman of the Board, Secretary and General Counsel
David H. Wedaman.............................          37   Executive Vice President, Chief Operating Officer and
                                                            Director
Robert E. Liss...............................          44   Executive Vice President/Special Services Division of Mark
                                                            VII
Michael J. Musacchio.........................          43   Executive Vice President/Logistics Services Division of
                                                            Mark VII
Roger M. Crouch..............................          57   Director
Douglass Wm. List............................          39   Director
William E. Greenwood.........................          56   Director
Dr. Jay U. Sterling..........................          61   Director

    All directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. The executive officers are elected annually by the Board of Directors and serve until their successors are elected or until resignation or removal.

    Mr. Matney has been a director of the Company since 1989, Chairman of the Board since February 1992, and President and Chief Executive Officer since July 1994. From May 1991 until February 1992, Mr. Matney was President of the Company. Since July 1987, Mr. Matney has also been Chairman of the Board of Mark VII, and from July 1987 to February 1993, he was President of Mark VII. Prior to July 1987, Mr. Matney was President and Chief Executive Officer of National Piggyback Services, a third party agent that specialized in intermodal services.

    Mr. Head has been a director of the Company since 1986 and Executive Vice President, Chief Financial Officer and Treasurer of the Company since July 1994. Mr. Head was President of the Company from February 1992 to July 1994 and Chief Executive Officer of the Company from November 1988 to July 1994. From May 1991 to February 1992, Mr. Head served as Vice Chairman of the Board of the Company. Mr. Head was also President of the Company from October 1984 to May 1991.

    Mr. Graves has been a director of the Company since 1987, Secretary of the Company since May 1992, General Counsel of the Company since March 1993 and Vice Chairman of the Board of the Company since May 1993.

    Mr. Wedaman has been a director of the Company since 1994, Executive Vice President of the Company since May 1991 and Chief Operating Officer since September 1994. He has been President of Mark VII since February 1993, and from March 1991 to February 1993, he was Executive Vice President of Mark VII. He joined Mark VII as Vice President in February 1989.

    Mr. Liss has been Executive Vice President/Special Services Division of Mark VII since May 1993, and Vice President of Mark VII from December 1992 to May 1993. Prior to joining Mark VII, Mr. Liss was Vice President-Intermodal with C.H. Robinson Company, a third party agent specializing in freight and produce brokerage.

    Mr. Musacchio has been Executive Vice President/Logistics Services Division of Mark VII since May 1993, Vice President of Mark VII from December 1992 to May 1993, and an agent with Mark VII from August 1992 to December 1992. Prior to joining Mark VII, Mr. Musacchio was Vice President of Transportation with C.H. Robinson Company.

    Mr. Crouch has been a director of the Company since 1976 and was Vice Chairman of the Board of the Company from February 1992 to September 1994. Mr. Crouch was Chairman of the Board of the Company from October 1984 to February 1992. From October 1984 to November 1988, he was also Chief Executive Officer of the Company. Mr. Crouch was the founder of the Company's former truckload operations. Mr. Crouch has indicated he intends to resign from the Board upon completion of this offering. Pursuant to an existing employment agreement, however, Mr. Crouch remains available to serve the Company on an as-requested basis and remains subject to a non-compete agreement.

    Mr. List has been a director of the Company since 1993. Since January 1988, Mr. List has been President of List & Company, Inc., a management consulting firm in Baltimore, Maryland. Mr. List has also been President, since 1992, of
Railway Engineering Associates, a firm involved in developing railroad technology, and from 1988 to 1992, he was Vice President and General Manager of Railway Engineering Associates. Mr. List is a director of Harmon Industries, Inc., a supplier of communication and safety-related equipment for railroads worldwide.

    Mr. Greenwood has been a director of the Company since 1994 and is currently a self-employed consultant. Mr. Greenwood served with the Burlington Northern Railroad Company, one of the largest railroads in the United States, in various capacities from 1963 to 1994, serving as Chief Operating Officer from 1990 to 1994. Mr. Greenwood is also a director of Transcisco Industries, Inc., a railcar and industrial services company operating in domestic railcar maintenance and repair, railcar leasing and management and international railcar leasing.

    Dr. Sterling has been a director of the Company since 1995 and an Associate Professor of Marketing at the University of Alabama, Tuscaloosa since 1984. Dr. Sterling has a Doctor of Philosophy ("Ph.D.") degree in marketing and logistics from Michigan State University. In addition to his teaching responsibilities, he has performed research and written extensively in the areas of transportation, distribution and logistics management and has also consulted extensively in the areas of transportation and logistics management. Prior to obtaining his Ph.D., Dr. Sterling spent 25 years in industry with Whirlpool Corporation and The Limited in various logistics related positions.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth, as of April 10, 1995, unless otherwise noted, and as adjusted to reflect the sale of the Common Stock offered hererby, certain information concerning the beneficial ownership, as defined under
Section 13(d) of the Exchange Act, of the Common Stock by (i) the Selling Shareholders, (ii) the only persons known to be beneficial owners of more than five percent of the Common Stock, (iii) the directors and executive officers of the Company and (iv) all directors and executive officers of the Company as a group.

                                                                                              SHARES BENEFICIALLY
                                             SHARES BENEFICIALLY OWNED                          OWNED AFTER THIS
                                               PRIOR TO THIS OFFERING       SHARES TO BE          OFFERING(1)
                                           ------------------------------   SOLD IN THIS    ------------------------
NAME AND ADDRESS OF BENEFICIAL OWNERS          NUMBER        PERCENTAGE       OFFERING       NUMBER     PERCENTAGE
- -----------------------------------------  ---------------  -------------  ---------------  ---------  -------------
Roger M. Crouch
  10100 N.W. Executive Hills Blvd.
  Suite 200
  Kansas City, Missouri 64153............     1,240,869(2)        25.5%         875,336(3)    156,442         3.2%
The Sugar Lakes Foundation...............       130,000            2.7          118,182        11,818         *
The Catherine Fenner Crouch Charitable
 Remainder Unitrust I....................       100,000            2.1           90,909         9,091         *
Rosalie C. Sisson........................        75,744            1.6           68,858         6,886         *
Rosalie C. Sisson, as custodian for
 Alexandra C. Sisson.....................         1,000              *              909            91         *
R.C. Matney
  201 S. Emerson Avenue
  Suite 130
  Greenwood, Indiana 46143...............       428,690            8.8               --       428,690         8.8
RCM Capital Management
RCM Limited L.P.
RCM General Corporation
  Four Embarcadero Center, Suite 2900
  San Francisco, California 94111........       406,000            8.4               --       406,000         8.4
Wellington Management Company
  75 State Street
  Boston, Massachusetts 02190............       346,300            7.2               --       346,300         7.2
Dimensional Fund Advisors Inc.
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401.........       254,900            5.3               --       254,900         5.3
J. Michael Head..........................        69,718            1.4               --        69,718         1.4
James T. Graves..........................        65,300            1.3               --        65,300         1.3
David H. Wedaman.........................        42,871              *               --        42,871         *
Robert E. Liss...........................         7,786              *               --         7,786         *
Michael J. Musacchio.....................         4,867              *               --         4,867         *
Douglass Wm. List........................        12,500              *               --        12,500         *
William E. Greenwood.....................         5,000              *               --         5,000         *
Dr. Jay U. Sterling......................         5,000              *               --         5,000         *
All directors and executive officers as a
 group(4)................................     1,882,601           37.0        1,084,427       641,732        12.7

- --------------
*  Less than one percent.

(1) Assumes that the Underwriter's over-allotment option is not exercised. If the over-allotment option is exercised in full, none of the Selling Shareholders would own any Common Stock other than up to 48,000 shares issuable upon exercise of options held by Mr. Crouch.

(2)  Includes  962,869 shares owned directly; 130,000  shares owned by the Sugar
     Lakes Foundation, of  which Mr. Crouch  is one of  three trustees;  100,000 shares  owned by the Catherine  Fenner Crouch Charitable Remainder Unitrust
     I, of which Mr. Crouch is sole trustee; and 48,000 shares issuable pursuant
     to  non-qualified   stock  options   granted  under   the  Company's   1992
     Non-Qualified  Stock Option Plan. The beneficial ownership of Mr. Crouch is based on the Schedule 13D filed by him on May 4, 1995. See "Management" for a description of the positions held by Mr. Crouch with the Company.

     Mr. Crouch has an obligation to sell  55,106 shares of Common Stock to  Mr.
     Thomas F. Laughlin, Vice President, Chief Financial Officer and Treasurer of Carriers, at a price per share of $5.15 pursuant to a Stock Purchase
     Agreement, effective June 1, 1985. Mr. Crouch expects to satisfy this obligation by delivering to Mr. Laughlin shares acquired upon the exercise of options held by Mr. Crouch.

(3)  Consists of 875,336 shares owned directly by Mr. Crouch.

(4) Includes 10 persons and 270,250 shares issuable upon exercise of options granted under the Company's stock option plans prior to this offering, and nine persons and 222,250 shares issuable upon exercise of options after this offering.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, Alex. Brown & Sons Incorporated (the "Underwriter") has agreed to purchase from the Selling Shareholders the shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

    The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will purchase all shares of the Common Stock offered hereby if any such shares are purchased.

    The  Selling  Shareholders  have been  advised  by the  Underwriter  that it proposes to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $       per share.  The
Underwriter  may allow, and such dealers may reallow, a concession not in excess
of $          per  share to  certain other  dealers. After  commencement of  the offering, the offering price and other selling terms may be changed by the Underwriter.

    The Selling Shareholders have granted to the Underwriter an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 115,419 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriter may exercise the option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriter will offer such additional shares on the same terms as those on which the 1,154,194 shares are being offered.

    The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriter, the Company and the Selling Shareholders with respect to certain civil liabilities, including liabilities under the Securities Act.

    The Company and its executive officers have agreed not to sell or otherwise dispose of any shares of Common Stock for 90 days from the date of this Prospectus without the prior consent of the Underwriter.

    Pursuant to regulations promulgated by the Commission, the Underwriter and certain selling group members who are market makers in the Common Stock ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock on and after the date two business days prior to the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus until the earlier of the Commencement Date or the time at which a stabilizing bid for such shares is made. In general, during this period: (i) such market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part, (ii) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers, and (iii) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Shook, Hardy & Bacon P.C., Kansas City, Missouri. Certain legal matters relating to the offering will be passed upon for the Underwriter by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

    The financial statements and schedule as of January 1, 1994 and December 31, 1994 and for each of the three years in the period ended December 31, 1994 incorporated by reference into this Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Prospectus Summary.............................           3
Investment Considerations......................           5
Use of Proceeds................................           7
Price Range of Common Stock and Dividend
 Policy........................................           7
The Company....................................           8
Selected Consolidated Financial and Operating
 Data..........................................          13
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          14
Management.....................................          21
Principal and Selling Shareholders.............          23
Underwriting...................................          25
Legal Matters..................................          25
Experts........................................          25

                                1,154,194 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                   ----------
                              P R O S P E C T U S
                               -----------------

                               ALEX. BROWN & SONS
                            I N C O R P O R A T E D

                                           , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission and NASD registration fees:

Securities and Exchange Commission Registration Fee.............  $   7,497
NASD Registration Fee...........................................      2,674
Printing Fees and Expenses......................................     40,000
Legal Fees and Expenses.........................................    100,000
Accounting Fees and Expenses....................................     50,000
Blue Sky Fees and Expenses......................................     10,000
Miscellaneous...................................................     39,829
                                                                  ---------
    Total.......................................................  $ 250,000
                                                                  ---------
                                                                  ---------

    The Selling Shareholders shall bear all of the above expenses other than certain marketing expenses included in the amount set forth as Miscellaneous which will be borne by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Pursuant to Section 351.355 of the General Business and Corporation Law of Missouri and the Company's charter documents, and subject to the procedures and limitations stated therein, the Company shall indemnify any person who is made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her being or having been a director or officer of the Company or serving or having served as a director, officer, employee or agent of another entity at the Company's request, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, other than an action by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company shall also indemnify such persons against expenses (including attorneys' fees) in actions, suits or proceedings brought by or in the right of the Company, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company. The statute and charter documents provide that such indemnification is not exclusive of other rights of indemnification to which such persons may be entitled.

    The Company maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Company.

ITEM 16.  EXHIBITS

  EXHIBIT
  NUMBER                                           DESCRIPTION OF EXHIBIT
- -----------  ---------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement
       4.1   Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.4 to the Company's
              Registration Statement on Form S-8 (Registration No. 33-86174))
       5.1   Form of Opinion of Shook, Hardy & Bacon P.C.
      23.1   Consent of Arthur Andersen LLP
      23.2   Consent of Shook, Hardy & Bacon P.C. (included in Exhibit 5.1)
      24.1   Power of Attorney (included on signature pages hereto)

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on May 5, 1995.

                                          MARK VII, INC.

                                          By:           /S/ R.C. MATNEY

                                             -----------------------------------
                                                         R.C. Matney
                                                    Chairman of the Board

                               POWER OF ATTORNEY

    Know All Men By These Presents, that each person whose signature appears below constitutes and appoints J. Michael Head and James T. Graves, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

                                   SIGNATURES

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURE                                          TITLE                                    DATE
- ---------------------------------  --------------------------------------------------------------  --------------
            /S/ R.C. MATNEY
   --------------------------      Chairman of the Board, President, Chief Executive Officer and      May 5, 1995
           R.C. Matney              Director (Principal Executive Officer)
         /S/ J. MICHAEL HEAD
   --------------------------      Executive Vice President, Chief Financial Officer and Director     May 5, 1995
         J. Michael Head            (Principal Financial and Accounting Officer)
         /S/ JAMES T. GRAVES
   --------------------------      Vice Chairman, Secretary and General Counsel and Director          May 5, 1995
         James T. Graves
        /S/ DAVID H. WEDAMAN
   --------------------------      Executive Vice President, Chief Operating Officer, and             May 5, 1995
        David H. Wedaman            Director
        /S/ ROGER M. CROUCH
   --------------------------      Director                                                           May 5, 1995
         Roger M. Crouch
       /S/ DOUGLASS WM. LIST
   --------------------------      Director                                                           May 5, 1995
        Douglass Wm. List
     /S/ WILLIAM E. GREENWOOD
   --------------------------      Director                                                           May 5, 1995
      William E. Greenwood
      /S/ DR. JAY U. STERLING
   --------------------------      Director                                                           May 5, 1995
       Dr. Jay U. Sterling